

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 28, 2007

Mr. Phil Rykhoek
Chief Financial Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, TX 75024

> **Re: Denbury Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-12935**

Dear Mr. Rykhoek:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Glossary and Selected Abbreviations, page 3

1. We note you have defined a measure referred to as "PV-10 Value" that appears to represent a non-GAAP measure. Please remove references to the Securities and Exchange Commission in your explanation of how this measure is calculated.

2.   With regard to your "PV-10 Value" measure, please modify your disclosures to address the following:

- Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS 69;

- If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

- Indicate whether or not the ratio is a non-GAAP measure, as defined by Item10(e)(2) of Regulation S-K;

- If the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K;

- If you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

- Disclose how management uses this measure;

- <u>Disclose the limitations of this measure; and,</u>

- Indicate whether your measure is comparable to other like measures disclosed by other companies.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Sources and Uses of Capital Resources, page 32</u>

3.   We note your disclosure of *adjusted cash flow from operations*, which you indicate is a non-GAAP measure. Please clarify whether or not this represents a liquity measure. Refer to Item 10(e)1.ii(A) of Regulation S-K. We note your related disclosure on page 39.

<u>Critical Accounting Policies</u>

<u>Accounting for Tertiary Injection Costs, page 50</u>

4.   We note your policy that indicates you expense at the time of injection, the costs associated with the CO2 used in your tertiary recovery operations. Please explain why you believe it is appropriate under the Full Cost Method of accounting for oil and gas activities to expense these costs at the time of injection. It appears from your disclosures elsewhere in your document that such injections have led you to recognize proved tertiary reserves. Please refer to Rule 4-10(c) of Regulation S-X amd contact us at your earliest convenience.

Note 14 – Supplemental Oil and Natural Gas Disclosures (unaudited)

Costs Incurred, page 86

5.   Please refer to paragraph 21 and Illustration 2 of Appendix A of SFAS 69 and modify your costs incurred disclosure to include only those line items contemplated by the standard. Please refer to the Sample Letter Sent to Oil and Gas Producers which can be located at:
        http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Standardized Measure, page 88

6.   Please remove your subtotal of future net cash flows before taxes, as this presentation is not contemplated by SFAS 69. Please refer to Illustration 5 of Appendix A of SFAS 69 for guidance.

Controls and Procedures, page 90

7.   Please expand your disclosure to further explain the nature and extent of your changes to internal controls that you refer to in your disclosure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief